August 20, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:  Jennifer Thompson, Accounting Branch Chief

Re:                             NRG Energy, Inc., NRG Yield, Inc. and GenOn Energy, Inc.

Forms 10-K for the Fiscal Year Ended December 31, 2013

February 28, 2014

Response dated July 17, 2014

File Nos. 001-15891, 001-36002 and 001-16455

Dear Ms. Thompson:

We hereby respond to the additional comments made by the Staff in your letter dated August 12, 2014 related to the above referenced filings of NRG Energy, Inc. (the “Company”), NRG Yield, Inc. and GenOn Energy, Inc. Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We look forward to working with the Staff and improving the disclosures in our filings.

The Staff’s comments, indicated in bold, and the Company’s responses are as follows:

NRG Energy, Inc. Form 10-K for the Year Ended December 31, 2013

Financial Statements, page 110

Notes to Consolidated Financial Statements, page 120

Note 5 — Accounting for Derivative Instruments and Hedging Activities, page 139

1.              We have reviewed your response to prior comment 7 in our letter dated July 14, 2014. Please explain in further detail how the two “reversal” line items impact your statements of operations. Although you indicate that you are replacing mark-to-market gains with realized gains or losses, it is unclear why the reversals would impact your statements of operations considering the marks have already been recognized within income. Please also clarify why you refer to mark-to-market gains and losses that are recognized within your statements of operations as unrealized gains and losses.

The table that presents the “Impact of Derivative Instruments on the Statement of Operations” provides the details of the gains and losses associated with the changes in the fair value of derivative instruments that are not accounted for as cash flow hedges as well as ineffectiveness of hedge derivatives, in the periods prior to settlement of the instrument.  The term “unrealized” is meant to provide information to the reader of our financial statements as it relates to transactions that have not yet been settled and accordingly, are subject to future price fluctuations that are not within the Company’s control.  In accordance with ASC 815, we recognize all of the impacts of our derivative instruments associated with economic hedges in the same line item within the income statement:

operating revenues, cost of operations or interest expense, depending on the nature of the transaction.  We note that ASC 815 does not distinguish between realized and unrealized gains and losses. The measures that we utilize to review our business internally and externally include Adjusted EBITDA, which is a non-GAAP measure and excludes unrealized gain and losses on derivative instruments associated with economic hedges.  We do not record unrealized gains and losses differently than realized gains and losses in our statement of operations.

To further clarify, the reversals do not impact our statement of operations as the gains and losses were previously recognized in our results of operations.  The line items provide further information and a reconciliation of activity for the transactions that settled as well as the transactions that are outstanding and remain unsettled as of the end of the period. We acknowledge that the Staff has stated that it is inappropriate to record the impacts of derivative instruments utilized as economic hedges in more than one line item in the statement of operations.  We confirm that we record these amounts in the same line item in the statement of operations and our disclosure is intended to provide an enhanced understanding of the impacts of our derivative instruments to the reader as required in ASC 815-10-50.

Note 20 — Stock Based Compensation, page 178

2.              We have reviewed your response to prior comment 9 in our letter dated July 14, 2014. Although we note that the 20-day average used in calculating the grant-date fair value of your market stock units is consistent with the Total Shareholder Return calculation, please clarify how the use of a 20-day average for grant-date fair value purposes complies with ASC 718.

In order to calculate the fair value of our market stock units (MSUs), we utilize a pricing model.  In accordance with ASC 718-10-55, Selecting Assumptions for Use in an Option Pricing Model, we note that a model must utilize all of the following assumptions, at a minimum: the exercise price, the expected term, the current price, expected volatility, expected dividends, and the risk-free interest rate for the expected term.  In addition, we note that paragraph 13 specifies that in applying a valuation technique, the assumptions used shall be consistent with the fair value measurement objective and assumptions shall reflect information that is (or would be) available to form the basis for an amount at which the instruments being valued would be exchanged.  Because the number of units to be issued is dependent on the Total Shareholder Return calculation, which is calculated using a 20-day average to determine the percentage by which the stock appreciated over the vesting period, we believe that utilizing a 20-day average as the current price to determine the grant date fair value is most consistent with the fair value measurement objective described.

We also noted that paragraph 27 states that “assumptions used to estimate the fair value of equity and liability instruments granted to employees shall be determined in a consistent manner from period to period. For example, an entity might use the closing share price or the share price at another specified time as the current share price on the grant date in estimating fair value, but whichever method is selected, it shall be used consistently.”   Accordingly, we believe the application of the 20-day average on a consistent basis is the current price that most accurately reflects the fair value objective in ASC 718.

We hope that the foregoing has been responsive to your comments and await the Staff’s response.  Please contact Ron Stark, Vice President and Chief Accounting Officer, at (609) 524-5122, Brian Curci, Deputy General Counsel, at (609) 524-5171, or me at (609) 524-5475 if you have questions regarding our responses or related matters.

Sincerely,

/s/ Kirkland B. Andrews

Kirkland B. Andrews
Executive Vice President and
Chief Financial Officer

cc:                                Brian Curci, Esq., Deputy General Counsel, NRG Energy, Inc.

Ron Stark, Chief Accounting Officer, NRG Energy, Inc.

Gerald T. Nowak, Kirkland & Ellis LLP